Mail Stop 3561

March 14, 2008

Mr. Bruce A. Shepard
Chief Financial Officer
4000 West Ali Baba Lane, Suite D
Las Vegas, Nevada 89118

      Re: Las Vegas Gaming, Inc.
              Form 10-KSB for the year ended December 31, 2006
              Filed April 4, 2007
              File No. 000-30375

Dear Mr. Shepard:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief